Via Facsimile and U.S. Mail
Mail Stop 4720

November 6, 2009

Mr. Ronald Brus
Chief Executive Officer
Crucell N.V.
Archimedesweg 4-6
2333 CN Leiden, The Netherlands

Re: Crucell N.V.
Form 20-F for the Period Ended December 31, 2008
Filed April 22, 2009
File No. 000-30962

Dear Mr. Brus:

We have limited our review of your Form 20-F to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Management Report
Liquidity, page 98

1. The collection rate of your accounts receivable appears to have significantly improved. Please provide a discussion of factors contributing to such significant decrease in your days sales outstanding during the periods presented.

Critical Accounting Policies and Estimates
Returns, page 100

2. Please revise your disclosure to clarify whether you accept returns in the form of
an exchange (i.e. a product is shipped to the customer instead of a cash refund or a
credit). If you accept product exchanges, please tell us the journal entry for the
estimated exchange and the journal entry you make for the actual exchange of
product returned to you. Describe any differences in the journal entry or the
timing of the journal entry for exchange of defective or expired products that were
notified to you prior to delivery and after delivery. In addition, tell us the pre tax
dollar amount recorded for product exchanges in your consolidated results of
operations during each year in the three year period ended December 31, 2008.

Financial Statements
Notes to the Consolidated Financial Statements
1 General Information
1.4 Use of Estimates and Judgments
Accounting for Business Combinations, page 132

3. Please revise your disclosure to specify the instances when the customer
relationships and supply contracts are included in goodwill. Separately reference
for us the authoritative literature you rely upon to support your accounting.

Impairment Reviews of Property, Plant and Equipment, page 132

4. Please revise your disclosure on page 133 to state the depreciable life of
properties to which you reversed impairment. In addition, describe how the
assigned life relates to the contractual terms with Wyeth.

2 Summary of Significant Accounting Policies
2.1 Revenue Recognition
License Revenues, page 137

5. Please revise your disclosure to state if and how you consider continuing
performance obligations in recognizing license maintenance fees. If you do not
consider continuing performance obligations in determining the recognizable
revenue, please tell us why you do not believe it needs to be considered. In your
response, please specifically explain why you do not appear to recognize these
maintenance fees over the apparent semi-annual or annual maintenance periods
and reference separately for us the authoritative literature you rely upon to support
your accounting.

Exhibits, page 190

6. It appears that your business may be substantially dependent on the following
    agreements pursuant to 4(b)(ii) of the Instructions as to Exhibits of Form 20-F

    •   Profit sharing agreement with Novartis for Quinvaxem;
    •   Cross-licensing agreement with Merck for vaccine production technology; and
    •   The agreement pertaining to the sale of your products to your largest customer
        which accounted for 37.6% of your 2008 net product sales.

    Please revise to file copies of these agreements as exhibits to your Form 20-F. In
    addition, please revise your disclosure to describe the material terms of each of
    these agreements, including, but not limited to any payment provisions, a range of
    royalty rates, aggregate milestones, usage restrictions, exclusivity provisions,
    other rights obtained and material obligations that must be met to keep the
    agreement in place, duration and termination provisions. Alternatively, please
    provide us with a detailed analysis which supports your apparent conclusion that
    you are not substantially dependent on these agreements. In addition, please
    confirm that you have filed all other agreements upon which your business is
    substantially dependent.

                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;
    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and
    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant